UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Ener-Core, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29272A206
(CUSIP Number)

February 14, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	29272A206

1	Names of Reporting Persons
Longboard Capital Advisors, LLC (EIN 86-1150459) Brett Conrad
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Longboard Capital Advisors, LLC – Delaware Brett Conrad – USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
818,000 shares of Common Stock issuable upon conversion of Notes, and exercise of Warrants.
	6	Shared Voting Power
0
	7	Sole Dispositive Power
818,000 shares of Common Stock issuable upon conversion of Notes, and exercise of Warrants.
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
818,000 shares of Common Stock issuable upon conversion of Notes, and exercise of Warrants.
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.99%*
12	Type of Reporting Person (See Instructions)
Longboard Capital Advisors, LLC – IA Brett Conrad – IN

*As more fully described in Item 4, the Warrants and Notes are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. Shares reported are number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities.

Item 1.

(a)	Name of Issuer

Ener-Core, Inc.

(b)	Address of Issuer’s Principal Executive Offices

9400 Toledo Way, Irvine, California, 92618

Item 2.

(a)	Name of Person Filing

Longboard Capital Advisors, LLC

Brett Conrad

(b)	Address of Principal Business Office or, if None, Residence

1312 Cedar St. Santa Monica, California 90405

(c)	Citizenship

Longboard Capital Advisors, LLC – Delaware

Brett Conrad – USA

(d)	Title and Class of Securities

Common Stock

(e)	CUSIP No.

29272A206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 818,000 shares of Common Stock issuable upon conversion of Notes and exercise of Warrants. All of the shares of the Issuer’s common stock beneficially owned or that may be deemed to be beneficially owned by the reporting person are issuable upon conversion of the Issuer’s Senior Convertible and Unsecured Convertible Notes held by or deemed to be held by the reporting person, as well as the Warrants held by or deemed to be held by the reporting person. Pursuant to the terms of the Notes and the Warrants, conversion of the Notes and exercise of the Warrants may not cause the reporting person’s beneficial ownership to exceed 9.99% of the outstanding common stock of the Issuer immediately following such conversion and exercise.

(b)	Percent of Class: 9.99% (Please see Item 4(a) statement above).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 818,000 shares of Common Stock issuable upon conversion of Notes and exercising of Warrants.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 818,000 shares of Common Stock issuable upon conversion of Notes and exercising of Warrants.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/17/2017

/s/ Brett Conrad

Name: Brett Conrad

Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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